Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309



       ADDITIONAL INFORMATION ON HOW TO VOTE YOUR P&G OR GILLETTE SHARES

Shareholder approval for the Gillette acquisition REQUIRES VOTES FROM THE MAJORITY OF P&G'S OUTSTANDING SHARES. THIS MEANS THAT IF YOU DON'T VOTE YOUR SHARES, THEY WILL BE COUNTED AS VOTES AGAINST THE MERGER.

Please use your shareholder right to vote in favor of the deal. Our Board of Directors has unanimously recommended voting in favor of the transaction. The merger will create a strong combined company that will be well positioned to benefit from the following:

     Complementary strengths in innovation, selling and go-to-market capabilities to improve sales growth;

     Strengthened line-up of industry leading brands;

     Increased scale for better consumer value and lower costs; and

     Enhanced relationships with retail customers.

We began mailing the proxy statements announcing the meeting to all P&G shareholders on 3 June 2005. It provides additional details about the deal so shareholders understand the importance of this acquisition.

Those with email access have received or will receive the proxy notification via email. Others will receive a hard copy.

You can vote via the internet, telephone, postal mail or in person. The proxy provides instructions for each option.

If you have questions or don't receive your proxy by 1 July, please contact Shareholder Services:

     o   Within the US and Canada: (800) 742-6253

     o   Outside North America: 513-983-3034

Please vote in favor of the acquisition -- the deal cannot be completed without your approval.

SHAREHOLDERS CAN SUBMIT THEIR PROXY BY MAIL, TELEPHONE, OR THE INTERNET. HERE ARE DETAILS HOW.

HOW TO VOTE BY PROXY

                                   PROCTER & GAMBLE
                                   ----------------

BY MAIL: To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are a shareholder of record, return it to ADP, in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to The Procter & Gamble Company c/o ADP, 51 Mercedes Way, Edgewood, NY 11717. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder.

BY TELEPHONE:         If you are a shareholder of record, you can
                      submit your proxy by telephone by calling the toll-free telephone number on your proxy card.
                      Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on July 11, 2005. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded.
                      If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone voting. IF YOU
                      SUBMIT YOUR PROXY BY TELEPHONE YOU DO NOT NEED
                      TO RETURN YOUR PROXY CARD. IF YOU ARE LOCATED
                      OUTSIDE THE UNITED STATES, CANADA AND PUERTO
                      RICO, SEE YOUR PROXY CARD OR OTHER MATERIALS
                      FOR ADDITIONAL INSTRUCTIONS. IF YOU HOLD SHARES
                      THROUGH A BROKER OR OTHER CUSTODIAN, PLEASE
                      CHECK THE VOTING FORM USED BY THAT FIRM TO SEE
                      IF IT OFFERS TELEPHONE VOTING.

BY INTERNET:          You can also choose to submit your proxy on
                      the Internet. If you are a shareholder of record, the web site for Internet voting is on your proxy card. Internet voting is available
                      24 hours a day, AND WILL BE ACCESSIBLE UNTIL
                      11:59 P.M. ON JULY 11, 2005. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. IF YOU SUBMIT YOUR
                      PROXY ON THE INTERNET, YOU DO NOT NEED TO
                      RETURN YOUR PROXY CARD. If you hold shares through a broker or other custodian, please check the voting form to see if it offers
                      Internet voting.



                                        GILLETTE
                                        --------

BY MAIL: To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are a shareholder of record, return it to ADP, in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to The Gillette Company c/o ADP,
                      51 Mercedes Way, Edgewood, NY 11717. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder.

BY TELEPHONE:         If you are a shareholder of record, you can
                      submit your proxy by telephone by calling the toll-free telephone number on your proxy card.
                      Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on July 11, 2005. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded.
                      If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone voting. IF YOU
                      SUBMIT YOUR PROXY BY TELEPHONE YOU DO NOT NEED
                      TO RETURN YOUR PROXY CARD. IF YOU ARE LOCATED
                      OUTSIDE THE UNITED STATES, CANADA AND PUERTO
                      RICO, SEE YOUR PROXY CARD OR OTHER MATERIALS
                      FOR ADDITIONAL INSTRUCTIONS. IF YOU HOLD SHARES
                      THROUGH A BROKER OR OTHER CUSTODIAN, PLEASE
                      CHECK THE VOTING FORM USED BY THAT FIRM TO SEE
                      IF IT OFFERS TELEPHONE VOTING.

BY INTERNET:          You can also choose to submit your proxy on
                      the Internet. If you are a shareholder of record, the web site for Internet voting is on your proxy card. Internet voting is available
                      24 hours a day, AND WILL BE ACCESSIBLE UNTIL
                      11:59 P.M. ON JULY 11, 2005. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. IF YOU SUBMIT YOUR
                      PROXY ON THE INTERNET, YOU DO NOT NEED TO
                      RETURN YOUR PROXY CARD. If you hold shares through a broker or other custodian, please check the voting form to see if it offers
                      Internet voting.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

     In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

     P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.